

Mail Stop 3010

July 10, 2009

VIA USMAIL and FAX (703) 218-6301

Mr. George J. Pedersen
Chairman of the Board and Chief Executive Officer
ManTech International Corporation
12015 Lee Jackson Highway
Fairfax, VA 22033

> **Re:** **ManTech International Corporation**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 02/27/09**
> **File No. 000-49604**

Dear Mr. Pedersen:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.</u>

<u>Equity Compensation Plan Information, page 26</u>

1. We were unable to locate the required disclosure that you state is provided under Item 12. In future filings, please revise this section to include the equity compensation plan information table required Item 201(d) of Regulation S-K or advise the staff of the reasons for the omission of this table.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

2.   Please expand this section in future filings to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note that you discuss trends in your risk factors. For example, on page 19, you address the trend concerning the bundling of service projects which may reduce your revenue opportunities. Discuss whether you expect these trends to continue and the ongoing impact of such trends on your business. Please discuss whether you expect levels to remain at this level or to increase or decrease.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Paul Fischer, Senior Counsel, at (202) 551-3415 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director